Numbeer, Inc.

September 20, 2013

Ms. Loan Lauren P. Nguyen

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

Re:	Numbeer, Inc., File No. 000-54357

Form 8-K/A Filed July 23, 2013

Dear Ms. Nguyen:

Following are responses to comments from your letter dated August 6, 2013 regarding Numbeer, Inc.’s Form 8-K/A filed July 23, 2013. For convenience, the comments are repeated herein and bolded. The responses follow immediately thereafter.

Description of Business, page 3

1.	We note your response to our prior comment 5 and reissue in part. Please revise this section, and this report throughout, to eliminate language such as “[n]owhere is this more relevant,” and “rigorous daily requirements,” on page 5, and “strong quality control program” on page 6.

Response:

The referenced language has been deleted and all similar language has been removed from the Form 8-K/A.

Business Strategy, page 4

2.	We note your response to our prior comment 15 and reissue in part. Please revise to either substantiate or state as a belief of management your discussion of the industry and global trends in the bullet points on page 4, in both the “Business Strategy” and “Needs of the Essential Services Market” sections.

Response:

Language has been added to the referenced paragraphs to clarify that the discussion is the “belief of management.”

Products, page 5

3.	Please reconcile the statement here that Good Earth currently produces one model of the Firefly with a few potential modifications, with the statement on page 4 that the “basic design of the Firefly ESV® can be modified, at additional cost, to meet the requirements of fleet operators for special applications.” In other words, please disclose the extent to which the Firefly is customizable.

7660 Pebble Dr., Fort Worth, Texas, 76118 Ph. (817) 616-3161, fax (817) 616-3162 www.fireflyesv.com

Numbeer, Inc.

Response:

We have made the statements on page 4 and page 5 consistent, with each paragraph reading as follows:

Page 4: The basic design of the Firefly® ESV can be modified, at additional cost, to meet the requirements of fleet operators for special applications, such as a fully enclosed cargo style cab or a dump truck style bed rather than the standard pickup truck style bed.

Page 5: Good Earth currently produces one model of the Firefly® ESV, which can be configured with a fully enclosed cargo van or with an enclosed cab, rather than the standard open pickup bed.

4.	Please explain what is meant by “[t]otal maintenance free program for the battery packs” in the last bullet point on page 5.

Response:

The statement “Total maintenance free program for the battery pack” has been eliminated.

Marketing Strategy, page 6

5.	We note your response to our prior comment 21. Please provide greater detail regarding your phases and the timelines for implementation. To the extent you envision the requirement of additional financing, please discuss plans for doing so.

Response:

The Company has added more detail to the discussion under “Phase I Implementation” and “Phase II Implementation.” The requested disclosure has been added as follows: “The implementation of Phase II is contingent on the successful completion of the acquisition of additional working capital sufficient to fund this project. It is estimated a minimum of $1,000,000 in new capital is needed in order to begin implementation of this program.”

6.	Please clarify the meaning of “fast ‘pay-back,’” as it is used on page 6.

Response:

The sentence containing fast “pay-back” has been eliminated from the document.

Manufacturing/Logistics, page 6

7.	Please revise your report to define the term “purchased part” when it is first used.

Response:

The referenced phrase about purchased parts has been removed in its entirety. The paragraph has been rewritten to provide more clarity as to the process of how we interact with our vendors.

8.	Please revise this section to discuss your outsourcing arrangements in greater detail. For example, please address whether you pay separately for the procurement of raw materials, or whether they are included in the overall price of your subcontracting agreements.

7660 Pebble Dr., Fort Worth, Texas, 76118 Ph. (817) 616-3161, fax (817) 616-3162 www.fireflyesv.com

Numbeer, Inc.

Response:

We have added more details about the purchasing process of sub-assembly parts, and the statement regarding procurement of raw materials has been restated as follows: “These outside vendors, at their expense, procure the raw materials (steel and aluminum sheets/tubing) and provide all necessary facilities and labor to manufacture the sub-assembly parts.”

Risk Factors, page 8

Risks Related to the Securities Markets and Investments in Our Common Stock, page 10

Our Chief Technology Officer also serves as President and Chief Executive Officer, page 12

9.	Please revise here, and in the “Directors and Executive Officers” section on page 20, to disclose the percentage of his time that Mr. Horne will devote to your company.

Response:

A statement has been added to this section as well as the “Directors and Executive Officers” section stating the approximate percentage of Mr. Horne’s time devoted to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

10.	We note your response to our prior comment 38. Please revise to provide an estimated timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects.

Response:

Additional cost information has been added along with the statement “All of the above mentioned milestones will be implemented only at such as time as the Company has been successful in receiving new capital to finance these milestones.”

Certain Relationships, Related Party Transactions, and Director Independence, page 23

11.	We note your response to our prior comment 1. Please clearly identify the parties involved in the first 6 transactions listed on page 24.

Response:

The names of the creditors have been added to each transaction description.

Description of Capital Stock, page 25

Description of Convertible Notes, page 25

12.	We note your response to our prior comment 52 and reissue in part. We note the disclosure that “certain of the notes have warrants attached which allow the holders to purchase 1,428,871 shares of the company’s common stock . . . .” Please disclose the holders of these warrants, and confirm that they have not yet been exercised.

7660 Pebble Dr., Fort Worth, Texas, 76118 Ph. (817) 616-3161, fax (817) 616-3162 www.fireflyesv.com

Numbeer, Inc.

Response:

A table has been added to this section to include the holders of the notes. In addition, a statement has been added below the table as follows: “As of the date of this Amendment, none of the foregoing warrants have been exercised.”

Item 4.01 Changes in Registrant’s Certifying Accountant, page 29

13.	Disclose whether the former auditor’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Include an updated letter from your former auditor addressing your revised disclosure

Response:

An additional disclosure has been added to this section stating: “The audit opinion on the financial statements for the two fiscal years ended May 31, 2012 and 2011 audited by Li and Company contained an unqualified opinion along with a statement raising the question of Numbeer, Inc. being able to continue its operations as a going concern.”

An updated letter from the former auditor has been included as Exhibit 16.1 to the Form 8-K/A (Amendment No. 2).

14.	Disclose whether, during your two most recent fiscal years and any subsequent interim period through the date your new auditor was engaged, you had any consultations with Weaver and Tidwell regarding either: the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on your financial statements, and any matter that was either the subject of a disagreement or a reportable event. Refer to Item 304(a)(2) of Regulation S-K.

Response:

An additional disclosure has been added to this section stating: “The Company had no consultations with Weaver regarding the application of accounting principles to a specified transaction, completed or proposed, nor the type of audit opinion that might be rendered on the Company’s financial statements during the last two fiscal years of audit reports including the subsequent interim periods. Furthermore, the Company had no matter or subject arise that was either the subject of a disagreement or a reportable event.”

* * * * *

If you have any questions or need additional information, please do not hesitate to contact me.

Regards,

/s/ James R. Emmons

James R. Emmons

President, Chief Executive Officer,

and Chief Financial Officer

7660 Pebble Dr., Fort Worth, Texas, 76118 Ph. (817) 616-3161, fax (817) 616-3162 www.fireflyesv.com